January 17, 2025

Colin Yee
Chief Financial Officer
Riot Platforms, Inc.
3855 Ambrosia Street, Suite 301
Castle Rock, CO 80109

       Re: Riot Platforms, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-33675
Dear Colin Yee:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Jamie Amentler